April 13, 2006



Mail Stop 4561


Mr. Thomas E. Hoaglin
Chairman, President, Chief Executive Officer, and Director
Huntington Bancshares Incorporated
41 S. High Street
Columbus, Ohio 43287
Via Mail and Facsimile (614) 480-5485

Re:	Huntington Bancshares Incorporated
	Form 10-K for Fiscal Year Ended December 31, 2005
	File No. 0-2525

Dear Mr. Hoaglin:

      We have reviewed your filing and have the following comments.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, December 31, 2005
Part I, Item 1:  Business, page 3
1. You state on page 3 of Part I that you incorporate your lines of business from your Annual Report, but the front page of your Form 10-
K omits inclusion of Part I as one of the sections of the Form 10-K that incorporates information by reference. Please revise and refer to the instructions of Form 10-K and Rule 12b-23 of the Exchange Act.



2. While we note that you refer the investor to your Annual Report on page 3, the discussion of your lines of business in the section on Management`s Discussion and Analysis of Financial Condition and Results of Operation concentrates on finances and does not provide a narrative description of your business. Please revise to conform with Item 103(c) of Regulation S-K.
3. We note your discussion regarding the regulations to which you are subject and the various governmental authorities to which you report;
however, this discussion does not provide a description of your business but rather the rules under which you operate. For example, you state on page 6 that "financial institutions are required to maintain a risk-based ratio of 8%, with 4% being Tier 1 capital," yet the disclosure omits whether or not you comply with this requirement.
Please revise to disclose your performance or compliance with such rules.

Available Information, page 9
4. Please revise to correctly state the new location of the SEC`s
Public Reference Room.

Management`s Discussion and Analysis

Loan and Lease Portfolio, page 53
5. We note your disclosure on page 116 that you have a significant amount of home equity loan products, some of which are interest only loans. Please tell us, and in future filings disclose the approximate amount and percentage of interest only loans as of the end of each reporting period.
6. Based on your response to our comment above, if you determine that your interest only loans are material, please tell us, and in future filings disclose:

* the significant terms of your interest only loan products, including underwriting standards, maximum loan to value ratios and how credit management monitors and analyzes key features, such as loan to value ratios and negative amortization;
* the amount of loans that experienced negative amortization during the period and the amount of increase in the loan balance resulting from the negative amortization; and
* your policy for placing loans on non-accrual status when the loan`s terms allow for a minimum monthly payment less than interest accrued on the loan and the impact of this policy on the nonperforming loan statistics disclosed.

7. If material, please tell us, and in future filings expand your credit risk discussion to include risk mitigation activities used to reduce credit risk exposure related to your interest only home equity loans.

Consolidated Financial Statements

Note 18. Income Taxes, page 122
8. We note in your disclosure on page 123 that you have a deferred tax asset valuation allowance equal to your capital loss carry-forward for the year ended December 31, 2005. Please provide us with the analysis you performed that led you to conclude that it is more likely than not that this capital loss carry-forward will not be realized. In preparing your response please address tax-planning strategies considered in determining the amount of the valuation allowance required. Refer to the authoritative guidance included in paragraph 17(e) and 22 of SFAS 109.

Note 21. Derivative Financial Instruments, page 127
9. For each type of hedging relationship, please tell us how you determined that they met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133. Specifically address the following for each type of hedging relationship for each period presented:

* the nature and terms of the hedged item or transaction;
* the nature and terms of the derivative instruments;
* the specific documented risk being hedged;
* the type of SFAS 133 hedge (fair value, cash flow, etc.); and
* the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis.
10. For each period presented, please tell us whether you use the short-cut method or matched terms for assuming no ineffectiveness for any of your hedging relationships that qualify for hedge accounting treatment under SFAS 133. If so, please tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

*****

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Benjamin Phippen, Staff Accountant at (202)
551-
3697 or me at (202) 551-3490 if you have any questions.


Sincerely,



Donald A. Walker
Senior Assistant Chief Accountant

Thomas E. Hoaglin
Huntington Bancshares Incorporated
April 13, 2006
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